SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER

SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:        001-32379

Exact Name: MHI Hospitality Corporation

Name of Exchange: American Stock Exchange

Address: 4801 Courthouse Street, Suite 201

Williamsburg, Virginia

Telephone: (757) 229-5648

(Description of class of securities):	Common Stock, $0.01 par value

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, MHI Hospitality Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

March 6, 2008	By:	/s/ David R. Folsom
Date		Name: David R. Folsom Title: Authorized Signatory